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                                                                  EXHIBIT(A)(14)



                          ROHM AND HAAS EXTENDS MORTON


                         TENDER OFFER TO APRIL 16, 1999



     PHILADELPHIA (April 1, 1999) -- Rohm and Haas Company (NYSE:ROH) said today it is extending its cash tender offer for Morton International, Inc. (NYSE:MII) to midnight, New York City time, on Friday, April 16, 1999.



     The company also said that Rohm and Haas and Morton have agreed to allow a subsequent extension of the tender offer, if necessary, to not later than April 23, 1999. The original January 31, 1999, merger agreement between Rohm and Haas and Morton had required that the cash tender offer be completed by April 17.



     Rohm and Haas said it remains confident that it will receive the necessary regulatory approvals, and that the tender offer will close by April 23, 1999. Responding to concerns about the two companies' possible overlaps in the dry-film photoresist business in Europe, Rohm and Haas recently agreed to withdraw from a small electronic materials joint venture in Italy. Earlier this week the European Union extended its regulatory review of the Morton acquisition to April 19, 1999, a normal procedural step that allows the European Union to review Rohm and Haas's withdrawal from the joint venture.



     The company continues to expect that the acquisition will be completed before the end of June 1999, as initially planned. Consistent with that schedule, Rohm and Haas has already filed with the Securities and Exchange Commission the required preliminary proxy materials relating to the second-step merger that will complete the transaction.



     On February 1, 1999, Rohm and Haas and Morton announced a definitive merger agreement. Shortly thereafter, Rohm and Haas, through a wholly owned subsidiary, began a cash tender offer to purchase up to 80,916,766 common shares of Morton for $37.125 per share. The offer is conditioned upon, among other things, the valid tender of shares representing at least 50.1 percent of the shares of Morton's outstanding common stock on a fully diluted basis. At the close of business on March 31, 1999, approximately 50,417,500 shares of Morton common stock, representing approximately 42 percent of the total outstanding, had been validly tendered in connection with the offer.



     This press release contains statements that are forward looking. These statements are based on current expectations and are subject to risks and uncertainties. Actual results may vary because of unexpected delays in obtaining regulatory approvals and other conditions necessary to close the pending transaction.



Contacts



Media: John P. McGinnis (215) 592-2409


Investors: Eric W. Norris (215) 592-2664


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